1847 Holdings LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

April 11, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Holdings LLC
Registration Statement on Form S-3
Filed February 1, 2023
File No. 333-269512

Ladies and Gentlemen:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 21, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-3 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Registration Statement on Form S-3 filed on February 1, 2023

General

1.	We note that this is a resale offering that include common shares issuable upon the exercise of warrants. Please tell us whether this registration statement is registering the resale of the common shares you are attempting to register on a primary offering basis on your registration statement on Form S-3 (333-269510).

Response: We advise the Staff that this Registration Statement does not include any of the warrants that we are attempting to register on a primary offering basis on our registration statement on Form S-3 (333-269510).

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 417-9800 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.